United States securities and exchange commission logo





                             October 6, 2020

       Luke Evnin
       Chief Executive Officer
       Turmeric Acquisition Corp.
       450 Kendall St.
       Cambridge, MA 02142

                                                        Re: Turmeric
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
9, 2020
                                                            CIK 0001823524
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2020
                                                            File No. 333-249099

       Dear Mr. Evnin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary
       Target Identification Strategy, page 2

   1.                                                   Under "Target
Identification Strategy" at page 3, you suggest that a number of factors, including "the TAC
structure, will make us a preferred partner for many of these targets."
                                                        Please revise to
explain what in particular about your structure differentiates you from potential competitors
and makes you a "preferred partner." Similarly, clarify how your intended approach will
result in creating "multiple shots on goal to diversify risk"
                                                        (page 4).
 Luke Evnin
Turmeric Acquisition Corp.
October 6, 2020
Page 2
Industry Opportunity, page 4

2. We note your use of industry and market data in various statements here and elsewhere in your prospectus. We further note that you have disclosed your support for some but not all of these statements. Please ensure that you have disclosed your support for all such statements, including the names and dates of third party sources. Please also disclose your support for your table on page 7 illustrating the FDA review period for four novel oncology agents.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Joanna Lam, Staff Accountant, at 202-551-3476 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameLuke Evnin
                                                           Division of
Corporation Finance
Comapany NameTurmeric Acquisition Corp.
                                                           Office of Energy &
Transportation
October 6, 2020 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName